EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	3/31/2010	3/31/2010
EARNINGS
Income Before Income Taxes	$202,021	$282,865	$195,613	$166,801	$201,263	$203,381	$113,429
Fixed Charges (as below)	118,365	151,874	178,067	225,573	215,640	215,964	54,359
Total Earnings	$320,386	$434,739	$373,680	$392,374	$416,903	$419,345	$167,788

FIXED CHARGES
Interest Expense	$106,301	$129,106	$165,405	$209,733	$202,426	$204,448	$51,727
Credit for Allowance for Borrowed Funds Used During Construction	8,764	17,668	6,962	9,040	6,014	4,316	832
Estimated Interest Element in Lease Rentals	3,300	5,100	5,700	6,800	7,200	7,200	1,800
Total Fixed Charges	$118,365	$151,874	$178,067	$225,573	$215,640	$215,964	$54,359

Ratio of Earnings to Fixed Charges	2.70	2.86	2.09	1.73	1.93	1.94	3.08